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                                 HOLLINGER INC.

               BOARD PROPOSES SHAREHOLDERS VOTE ON PROPOSED SHARE
                        CONSOLIDATION AND PRIVATIZATION


     Toronto, Ontario, Canada, March 8, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that its Board of Directors (the "Board") has unanimously determined to call a special meeting of Hollinger's shareholders in connection with the proposed share consolidation going private transaction (the "Going Private Transaction") originally announced on October 28, 2004, on the terms announced on March 7, 2005. The Board has determined not to make a recommendation as to whether shareholders should accept or reject either the resolution effecting a consolidation of the outstanding retractable common shares of Hollinger or the resolution effecting a consolidation of the outstanding Series II Preference Shares of Hollinger. The special meeting of shareholders will be held on March 31, 2005.

     The Board met following a hearing before Justice Colin Campbell of the Ontario Superior Court of Justice on March 7, 2005 which had been initiated by the independent directors of Hollinger requesting advice and direction as to whether the Going Private Transaction should be put to a vote by Hollinger's shareholders before Ernst & Young Inc. delivers its final inspection report on related party transactions. Justice Campbell ruled that, in the circumstances, it was not appropriate for the Court to make an order at this time.

     The Going Private Transaction remains subject to the approvals and processes referenced in Hollinger's October 28, 2004 press release. Formal documentation for the Meeting, including a management proxy circular, will be mailed to shareholders of Hollinger in the near future.


Retraction Status

     In connection with its consideration of the Going Private Transaction, the Board considered Hollinger's ability to honour retractions of its outstanding retractable common shares if all necessary corporate, shareholder and regulatory approvals in connection therewith are obtained by March 31, 2005. After careful deliberation, the Board concluded that, in such circumstances, as of the date hereof, the Corporation anticipates that it will be in a position to complete retractions of all retractable common shares submitted for retraction (including those currently submitted and not processed) prior to the implementation of the Going Private Transaction.

     Until such approvals are obtained, retractions of Hollinger's outstanding retractable common shares continue to be suspended until further notice.


Company Background

     Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments.

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Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca



                              www.hollingerinc.com